Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cybin Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

23256X407

(CUSIP Number)

November 25, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 23256X407	13G	Page 2 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 1,105,433
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,105,433

9	Aggregate Amount Beneficially Owned by each Reporting Person 1,105,433
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.5%
12	type of reporting person OO

Page 2 of 10 pages

CUSIP No. 23256X407	13G	Page 3 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization united states
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 1,105,433
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,105,433

9	Aggregate Amount Beneficially Owned by each Reporting Person 1,105,433
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.5%
12	type of reporting person IN

Page 3 of 10 pages

CUSIP No. 23256X407	13G	Page 4 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 1,105,433
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,105,433
9	Aggregate Amount Beneficially Owned by each Reporting Person 1,105,433
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 5.5%
12	type of reporting person PN

Page 4 of 10 pages

CUSIP No. 23256X407	13G	Page 5 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS III, INC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization NEVADA
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 0
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person CO

Page 5 of 10 pages

CUSIP No. 23256X407	13G	Page 6 of 10 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) TANG CAPITAL PARTNERS IV, INC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization NEVADA
Number of	5	Sole Voting Power 0
Shares BENEFICIALLY Owned by	6	Shared Voting Power 0
Each Reporting Person with	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by each Reporting Person 0
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 0%
12	type of reporting person CO

Page 6 of 10 pages

Item 1(a).	Name of Issuer:

Cybin Inc., (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Management, LLC, the general partner of Tang Capital Partners, LP (“Tang Capital Management”); Kevin Tang, the manager of Tang Capital Management and Chief Executive Officer of Tang Capital Partners III, Inc. and Tang Capital Partners IV, Inc.; Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Partners III, Inc. (“Tang Capital Partners III”); and Tang Capital Partners IV, Inc. (“Tang Capital Partners IV”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Tang Capital Management, Kevin Tang and Tang Capital Partners is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of Tang Capital Partners III and Tang Capital Partners IV is 5955 Edmond Street, Las Vegas, NV 89118.

Item 2(c).	Citizenship:

Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen. Tang Capital Partners is a Delaware limited partnership. Tang Capital Partners III and Tang Capital Partners IV are Nevada corporations that are indirectly wholly owned by Tang Capital Partners.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e).	CUSIP Number 23256X407

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Management. Tang Capital Management beneficially owns 1,105,433 of the Issuer’s Common Shares.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 1,105,433 of the Issuer’s Common Shares.

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Page 7 of 10 pages

Tang Capital Partners. Tang Capital Partners beneficially owns 1,105,433 of the Issuer’s Common Shares.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

The percentages used herein are based on 20,001,406 Common Shares outstanding as of September 30, 2024, as set forth in Exhibit 99.1 attached to the Issuer’s Report of Foreign Private Issuer filed on Form 6-K that was filed with the Securities and Exchange Commission on November 13, 2024.

(b)	Percent of Class:

Tang Capital Management	5.5%
Kevin Tang	5.5%
Tang Capital Partners	5.5%
Tang Capital Partners III	0.0%
Tang Capital Partners IV	0.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Management	1,105,433 shares
Kevin Tang	1,105,433 shares
Tang Capital Partners	1,105,433 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Management	0 shares
Kevin Tang	0 shares
Tang Capital Partners	0 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Management	1,105,433 shares
Kevin Tang	1,105,433 shares
Tang Capital Partners	1,105,433 shares
Tang Capital Partners III	0 shares
Tang Capital Partners IV	0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Page 8 of 10 pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 3, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 10 of 10 pages